EXHIBIT 12.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited; in thousands, except ratios)	For the Nine Months Ended September 30, 2007	For the Year Ended December 31,
		2006	2005	2004	2003	2002
Earnings Available for Fixed Charges:
Income from continuing operations before income taxes and cumulative effect of changes in accounting principles	$359,791	$683,756	$652,049	$696,254	$740,854	$621,497
Add: Minority interest losses (income) in consolidated subsidiaries	17	271	142	(93)	345	126
Add:
Interest expense	44,969	79,853	76,490	77,764	80,577	113,897
Appropriate portion of rents (a)	19,443	25,724	20,475	18,831	16,627	16,615

Earnings available for fixed charges	$424,220	$789,604	$749,156	$792,756	$838,403	$752,135

Fixed Charges:
Interest expense	$44,969	$79,853	$76,490	$77,764	$80,577	$113,897
Capitalized interest	—	—	—	—	—	43
Appropriate portion of rents (a)	19,443	25,724	20,475	18,831	16,627	16,615

Fixed charges	$64,412	$105,577	$96,965	$96,595	$97,204	$130,555

Ratio of earnings to fixed charges	6.59 X	7.48 X	7.73 X	8.21 X	8.63 X	5.76 X

(a)	Portion of rental expenses that is deemed representative of an interest factor, which is one-third of total rental expense.